April 10, 2025

Stephen Snyder
Co-Chief Executive Officer
CareCloud, Inc.
7 Clyde Road
Somerset, NJ 08873

       Re: CareCloud, Inc.
           Registration Statement on Form S-3
           Filed April 7, 2025
           File No. 333-286431
Dear Stephen Snyder:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David Song, Esq.